Exhibit 99.1

MATERIAL FACT

GUIDANCE – BEGINNING OF DISCLOSURE

JBS S.A. (“JBS” or “Company”) – B3: JBSS3; OTCQX: JBSAY), hereby informs its shareholders and the market, pursuant to article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the provisions of the regulations of the Brazilian Securities and Exchange Commission (“CVM”), in particular CVM Resolution No. 44/21, of August 23, 2021, as amended, which in compliance with the provisions of Alert-Letter No. 32/2024/CVM/SEP/GEA-2 (“Letter”), sent by the CVM, will adopt guidance, as further detailed below.

In the Letter, the CVM determined that the Company should start disclosing projections of net revenue and Adjusted EBITDA as a result of the inclusion of such information in the Company’s presentation disclosed to the market on February 26, 2024 and filed again on September 16, 2024 (“Presentation”).

Despite having argued to the CVM (and indicated in the Presentation) that such information is public, commonly referred to as “market consensus”, as it reflects the consolidated view of the analysts who cover the Company’s shares and accessible on the Bloomberg platform, it was determined by the CVM that this information be treated by the Company as projections.

As a result, the Company, in line with its obligation to disclose true, complete, consistent information that do not mislead investors, updated such information contained in the Presentation, due to the time elapsed from then to the present date, with regard to the 2024 fiscal year.

Although requested to also include the estimates contained in the Presentation for 2025, the Company understood that this disclosure would not be appropriate, given that the calculation of the estimates takes several factors into account and, so far, there is not even an approved budget for such fiscal year and, therefore, understands that the disclosure of such numbers, which, once again, reflect the consolidation of public opinions of market analysts about the Company, would not be recommended, as it does not yet have sufficient technical elements to make such estimates.

Thus, the following information required by the Letter is as follows:

Estimate for the fiscal year ending December 31, 2024
	R$ million	US$ million²
Net Revenue	R$ 409,418	US$ 76,500
Adjusted EBITDA¹	Between R$ 33,433 and R$ 36,233	Between US$ 6,250 and US$ 6,750

¹	EBITDA adjusted for the following non-recurring items that impacted the six-month period ended June 30, 2024: (i) R$ 418 million in antitrust agreements; (ii) R$ 73 million in donations and social programs; (iii) R$ 268 million in restructuring expenses; (iv) R$ 32 million in Rio Grande do Sul claim; (v) R$ 427 million in fiscal payments– Special Program; and (vi) R$ 48 million in other operating expenses.
²	As the Company’s revenue is mainly recorded based in the US dollar, the Company considers it useful to disclose the information also in dollars. Considering an exchange rate of R$4.95 per US$1.00 for the first quarter of 2024, R$5.22 for US$1.00 for the second quarter of 2024, R$5.60 for US$1.00 for the third quarter of 2024 and R$5.60 for US$1.00 for the fourth quarter of 2024.

The above estimates were calculated based on the Company’s performance and accounting standards, taking into account the following assumptions and methodologies: (i) historical behavior of the Company’s operations, applied to the Company’s current operating performance; (ii) expected reflections of market conditions in the locations where JBS operates; (iii) calculation according to historical accounting standards, consistently applied by the Company.

The Reference Form will be resubmitted for inclusion of the information in the guidance and its monitoring and/or updating will be carried out under the terms of the applicable rules.

The information disclosed herein constitutes estimates based on the beliefs and substantiated assumptions of JBS Management, as well as on information currently available. JBS operates globally and, as such, is subject to different market conditions, laws and regulations, as well as changes in each of these elements in each of these jurisdictions. In addition, the food sector is highly cyclical, volatile, and strongly influenced by various political, economic, climatic, and environmental factors. All these factors are beyond JBS’s control. These aspects and JBS’s own operating activity may affect its future performance and lead to results that differ materially from the information indicated above. Therefore, such estimates are subject to risks and uncertainties and do not constitute a promise of future performance. Because of these uncertainties, the investor should not make any investment decisions based solely on this information. Any change in perception or in the factors mentioned above may cause the concrete results to diverge from the projections made and disclosed.

São Paulo, September 16, 2024.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer